AB 8/23

06009777

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

BB 8/18

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-26030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **June 1, 2005** and ending **May 31, 2006**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Mongerson & Company Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
208 South LaSalle Street – Suite 706
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Mel Mongerson (312) 263-3100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
AUG 2 5 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
JUL 31 2006
WASH, D.C.
190

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BB

OATH OR AFFIRMATION

I, **Mel A. Mongerson**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Mongerson & Company Securities Corporation**, as of **May 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

OFFICIAL SEAL
TERI L. WILKS
NOTARY PUBLIC
STATE OF ILLINOIS
Commission Expires August 17, 2009

Mel A. Mongerson
Signature

President
Title

Teri L. Wilks
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [X] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

MONGERSON & COMPANY SECURITIES CORPORATION

Chicago, Illinois

FINANCIAL STATEMENTS

Including Independent Auditors' Report

May 31, 2006

MONGERSON & COMPANY SECURITIES CORPORATION

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mongerson & Company Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mongerson & Company Securities Corporation as of May 31, 2006, and the related statement of operations and accumulated deficit, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mongerson & Company Securities Corporation at May 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Chicago, Illinois
June 27, 2006

MONGERSON & COMPANY SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
May 31, 2006

ASSETS

Cash	$ 851
Deposit with clearing broker	25,000
Commissions receivable	21,964
Securities owned	33,180
Due from stockholder	5,786
Due from employee	2,000
Furniture and equipment at cost, net of accumulated depreciation of $77,708	43,306
TOTAL ASSETS	$ 132,087

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to clearing broker	$ 16,534
Accounts payable	11,558
Accrued expenses	9,022
Total Liabilities	37,114
STOCKHOLDERS' EQUITY	
Common stock, no par value; 300,000 shares authorized, issued, and outstanding	59,667
Additional paid-in capital	166,400
Accumulated deficit	(131,094)
Total Stockholders' Equity	94,973
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 132,087

See notes to financial statements.

MONGERSON & COMPANY SECURITIES CORPORATION

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
For the Year Ended May 31, 2006

REVENUES	
Commissions	$ 406,571
Trading losses	(13,787)
Interest	7,638
Total Revenues	400,422
EXPENSES	
Employee compensation and benefits	219,294
Brokerage, exchange, and clearance fees	106,610
Communications and data processing	51,706
Interest	1,557
Occupancy	34,129
Other operating expenses	70,614
Total Expenses	483,910
NET LOSS	(83,488)
ACCUMULATED DEFICIT, Beginning of Year	(47,606)
ACCUMULATED DEFICIT, END OF YEAR	$ (131,094)

See notes to financial statements.

STATEMENT OF CASH FLOWS
For the Year Ended May 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (83,488)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,056
Trading losses	13,787
Proceeds from sale of marketable securities	33,993
Decrease in:	
Commissions receivable	(368)
Increase in:	
Due from employee	(2,000)
Payable to clearing broker	9,628
Accounts payable	(2,303)
Accrued expenses	4,460
Net Cash Used in Operating Activities	(25,235)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net advances to stockholder	(15,896)
Net repayments from stockholder	41,982
Net Cash Provided by Investing Activities	26,086
Net Change in Cash and Cash Equivalents	851
CASH, Beginning of Year	-
CASH, END OF YEAR	$ 851
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ 1,557

See notes to financial statements.

NOTE 1 - Nature of Operations

Mongerson & Company Securities Corporation (the "Company") was incorporated in the state of Illinois on March 16, 1981. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company earns commission income from a general securities business.

NOTE 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates trade-date basis. These expenses are netted with trading gains in the statement of operations.

Furniture and Equipment

Furniture and equipment are stated at cost. Provisions for depreciation of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets, as follows:

Machinery and equipment	5-7 years
Furniture and fixtures	3-7 years

Depreciation expense was $1,056 for the year ended May 31, 2006.

Income Tax

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income.

NOTE 3 - Receivable From Stockholder

Receivable from stockholder consists of a $5,786 non-interest bearing, unsecured advance to a stockholder of the Company. Advances during the year were $15,896. Repayments during the year were $41,982. No repayment terms have been established.

NOTE 4 - Operating Lease

The Company leases office space under an operating lease that expires December 31, 2006. The Company also is responsible for utilities, real estate taxes, and maintenance.

Future minimum rental payments under the non-cancelable operating lease as of May 31, 2006 for the next seven months are:

Year	Amount
2006	$ 8,721

Rent expense was $34,129 for the year ended May 31, 2006.

NOTE 5 - Commitments and Contingent Liabilities

The Company is party to a clearing agreement with another broker-dealer to execute and clear securities transactions for the Company on a fully-disclosed basis. The agreement permits termination without restriction, upon 90 days prior notice. The agreement also requires a minimum balance of $25,000 to be deposited with the clearing broker-dealer, which earns interest monthly at the current money fund rates. This amount is included in the statement of financial condition.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At May 31, 2006, the Company had net capital of $34,585, which was $29,585 in excess of its required net capital of $5,000. At May 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 1.07 to 1.

NOTE 7 - Going Concern

The Company has a current year loss of $83,488, excess net capital of $29,585, and an accumulated deficit. The Company's ability to continue as a going concern is dependent on future capital contributions from the Company's primary shareholder.

MONGERSON & COMPANY SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2006

Broker or Dealer: **Mongerson & Company Securities Corporation** as of May 31, 2006

1. Total ownership equity from Statement of Financial Condition			$ 94,973	{3840}
2. Deduct ownership equity not allowable for Net Capital			-	{3890}
3. Total ownership equity qualified for Net Capital			94,973	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3720}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			94,973	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 51,092	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(51,092)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			43,881	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	4,977	{3734}		
D. Undue concentration	4,319	{3650}		
E. Other (list)	-	{3736}	(9,296)	{3740}
10. Net Capital			$ 34,585	{3750}

Non-allowable assets include:	
Due from stockholder	$ 5,786
Due from employee	2,000
Furniture and equipment	43,306
Total non-allowable assets	$ 51,092

See independent auditors' report.

Broker or Dealer: **Mongerson & Company Securities Corporation** as of May 31, 2006

Part A

11.	Minimum net capital required (6 2/3% of line 18)			$ 2,476	{3756}
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13.	Net capital requirement (greater of line 11 or 12)			5,000	{3760}
14.	Excess net capital (line 10 less line 13)			29,585	{3770}
15.	Excess net capital at 1000% (line 10 less 10% of line 18)			30,874	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition			$ 37,114	{3790}
17.	Add:				
	A. Drafts fro immediate credit	$ -	{3800}		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
	C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18.	Total aggregate indebtedness			$ 37,114	{3840}
19.	Percentage of aggregate indebtedness to net capital (line 18 / line 10)			1.07 %	{3850}
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00 %	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

See independent auditors' report.

Broker or Dealer: **Mongerson & Company Securities Corporation** as of May 31, 2006

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-1 is claimed:

A. (k)(1) - $2,500 capital as per Rule 15c3-1		{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained		{4560}
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of Clearing Firm: RBC Dain Rauscher, Inc.	X	{4570}
D. (k)(3) - Exempted by order of the Commission (include copy of letter)		{4580}

NOTE: The differences between the computations included on pages 8 - 9 and the computations included in the Company's corresponding unaudited Form X-17-A-5 Part IIA Filing are as follows:

Amount Originally Reported	$	44,737
Adjustment to accounts payable		(10,002)
Adjustment to undue concentration		(150)
		-
Amount Reported Herein	$	34,585

See independent auditors' report.

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Mongerson & Company Securities Corporation
Chicago, Illinois

In planning and performing our audit of the financial statements of Mongerson & Company Securities Corporation (the "Company") for the year ended May 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Chicago, Illinois
June 27, 2006